1000 Jackson Street Toledo, Ohio 43604-5573	419.241.9000 419.241.6894 fax
www.slk-law.com

Martin D. Werner

(419) 321-1395

mwerner@slk-law.com

March 3, 2014

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Re:	MBT Financial Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed February 3, 2014 File No. 333-191901

Dear Mr. Clampitt:

On behalf of MBT Financial Corp., a Michigan corporation (“MBT”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 14, 2014 with respect to the above-referenced registration statement on Form S-1, filed by MBT on October 25, 2013 and amended on February 3, 2014 (the “Registration Statement”). In connection with this response, MBT is also filing with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the responses set forth below, as appropriate.

In addition to addressing the comments of the Staff we have amended the Registration Statement to take into account the closing, which occurred on March 3, 2014, of the purchase of 647,059 shares of the Company’s common stock by Castle Creek Capital Partners IV, L.P. under the terms of its securities purchase agreement with the Company dated December 23, 2013.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold followed by a response to the Staff’s comments. Capitalized terms used in the following responses without definition have the meanings specified in Amendment No. 2.

General

1.	Noting the filing of your Form 8-K for fourth quarter results, revise to add a Recent Development section and disclose the same information.

We have added a new section entitled “RECENT DEVELOPMENTS” that contains the information that was disclosed in our Form 8-K reporting on our fourth quarter.

Mr. Michael Clampitt

March 3, 2014

Summary

Loan Quality Update and Trends, page 12

2.	Update here and throughout to December 31, 2013 results.

We have updated the information in this section regarding Loan Quality and Trends and the same information that appears elsewhere in the prospectus.

Selected Historical Consolidated … page 19

Revise to add a footnote to add a definition for “Texas Ratio.”

We have added a footnote disclosure containing the definition of the Texas ratio.

Management, page 86

Revise to update the 5% holders for the Private Placement results.

We have amended the information provided on 5% holders to reflect the holders as of the record date of the rights offering which includes the sales under our Private Placements.

Executive Compensation

3.	Please update to include compensation paid for the year ended December 31, 2013.

We have updated the compensation information to include 2013 information.

Part II. Exhibits

Exhibit 5.1

4.	Please eliminate assumption H regarding the registrant’s authority to issue the offered securities. It is inappropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts.

We have eliminated assumption H from the opinion.

Mr. Michael Clampitt

March 3, 2014

Exhibit 8.1

5.	We note the assumption of tax counsel that the value of the subscription rights is zero. It is inappropriate to assume any legal conclusion underlying the opinion. Please remove the assumption or provide an opinion of the value. Counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In which case, please add risk factor disclosure setting forth the risks of uncertain tax treatment to investors.

We have removed the assumption of value from the opinion.

If you have any questions regarding this letter, please contact me at (419) 321-1395, or John Skibski, Chief Financial Officer of MBT, at 734-242-1879.

Very truly yours,

/s/ Martin D. Werner

Martin D. Werner

MDW:plm

cc:	John Skibski, Executive Vice President and CFO, MBT Financial Corp.